

October 26, 2011

Via E-mail
Bob Bates
Chief Financial Officer
Inova Technology, Inc.
2300 West Sahara Ave., Suite 800
Las Vegas, NV 89102

      Re: **Inova Technology, Inc.**
            Revised Preliminary Proxy Statement on Schedule 14A
            Filed September 23, 2011
            Supplemental Response Dated October 18, 2011
            File No. 000-27397

Dear Mr. Bates:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Revised Preliminary Proxy Statement on Schedule 14A

1. We note your response to comment one in our letter dated October 12, 2011. Please file the amendments to your articles of incorporation as exhibits to either a Form 8-K required to be filed pursuant to Item 5.03 or an annual report on Form 10-K pursuant to Item 601(b)(3) of Regulation S-K, as indicated in comment four in our letter dated July 19, 2011.

Form 10-Q for the Period Ended July 31, 2011

2. We note your response to comment two in our letter dated October 12, 2011. Your amended Form 10-Q for the period ended July 31, 2011 does not include the certifications required by Exchange Act Rule 13a-14(b) and Item 601(b)(32) of Regulation S-K. Please refile the entire amended Form 10-Q along with all the required certifications.

Please contact Ronald E. Alper at (202) 551-3329 or me at (202) 551-3264 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director